Exhibit 99.1

Sprott Inc. Declares Second Quarter 2024 Dividend

TORONTO, August 6, 2024 (GLOBE NEWSWIRE) -- Sprott Inc. (“Sprott” or the “Company”) (NYSE/TSX: SII) announced today that its Board of Directors has declared a second quarter 2024 dividend of US$0.25 per common share, payable on September 3, 2024 to shareholders of record at the close of business on August 19, 2024.

Registered shareholders who are residents of Canada as reflected in the Company’s shareholders register, as well as beneficial holders (i.e., shareholders who hold their common shares through a broker or other intermediary) whose intermediary is a participant in CDS Clearing and Depositary Services Inc. or its nominee, CDS & Co. (“CDS”), will receive their dividend in Canadian dollars, calculated based on the spot price exchange rate on September 3, 2024. Registered shareholders resident outside of Canada as reflected in Sprott’s shareholders register, including the United States, as well as beneficial holders whose intermediary is a participant in The Depository Trust Company or its nominee, Cede & Co., will receive their dividend in U.S. dollars. However, beneficial holders whose intermediary is a participant in CDS, may elect to change the currency of their dividend payments to U.S. dollars and can contact their broker for more details. Registered shareholders, other than CDS, who are residents of Canada and wish to receive their dividend in U.S. dollars should make arrangements to deposit their common shares with CDS, and make a currency election, prior to August 19, 2024.

The dividend is designated as an eligible dividend for Canadian income tax purposes.

About Sprott

Sprott is a global leader in precious metals and critical materials investments. We are specialists. Our in-depth knowledge, experience and relationships separate us from the generalists. Our investment strategies include Exchange Listed Products, Managed Equities and Private Strategies. Sprott has offices in Toronto, New York, Connecticut and California and the company’s common shares are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol (SII). For more information, please visit www.sprott.com.

Investor contact information:

Glen Williams
Managing Partner
Investor and Institutional Client Relations;
Head of Corporate Communications
(416) 943-4394
gwilliams@sprott.com